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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated January 14, 2005


                         Commission File Number 1-14878


                                   GERDAU S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                         ------------------------------
                       (Translation of Registrant's Name)

                                Av. Farrapos 1811
             Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F    X       Form 40-F
                 ---                 ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                 No  X
           ------               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 14, 2005

                                   GERDAU S.A.




                                   By: /s/ Osvaldo  Burgos Schirmer
                                       --------------------------------
                                       Name:   Osvaldo Burgos Schirmer
                                       Title:  Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit                Description of Exhibit

99.1                   Report of Independent Accountants on Limited
                       Reviews of Quarterly Information (ITR) September 30, 2004 and 2003 and June 30, 2004

99.2                   Press release "Gerdau to invest R$1.4 Billion in Rio de
                       Janeiro"

99.3                   Press release dated December 23, 2004